UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of August 2007

                        Commission File Number 001-33444

                                   Eurand N.V.
                         -----------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands
                       ------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report as Exhibit 1 is a press release issued by Eurand N.V. on August 3, 2007 announcing results of operations for the first half ended June 30, 2007. Also included in this report as Exhibit 2 is a report by the Company relating to Eurand's financial condition and results of operations for the first half of 2007, including unaudited financial statements and operating review and prospects.

                                    Exhibit 1

                       Press Release, dated August 3, 2007

                                                                       EXHIBIT 1

[GRAPHIC OMITTED]






Press Release

Contacts:
Mario Crovetto                              Nick Laudico/Elizabeth Scott
Chief Financial Officer                     The Ruth Group
Eurand N.V.                                 646-536-7030/7014
+39 02 95428 521                            nlaudico@theruthgroup.com
mario.crovetto@eurand.com                   escott@theruthgroup.com


      Eurand Reports First Half 2007 Key Achievements and Financial Results

Highlights:

- Announced clinically and statistically significant results from two Phase III studies of lead product candidate, Zentase(TM), in April 2007

- Granted fast track designation by FDA for Zentase and submitted initial data for its rolling NDA in June 2007

- Began build-out of Zentase sales and marketing team with opening of new office near Philadelphia, PA

- GlaxoSmithKline ("GSK") initiated a registration study on EUR-1048, Eurand's co-development project with GSK

- ECR received NDA approval for Amrix(R), formerly EUR-1002, a novel formulation of cyclobenzaprine co-developed with Eurand, for an expected late 2007 launch

- Completed initial public offering of 7,000,000 shares at $16.00 per share for net proceeds of approximately $100 million

- Increased first half total revenues by 6 percent at constant currency rates to (euro)43.7 million ($59.1 million)

Amsterdam -- August 3, 2007 - Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today announced financial results for the six months ended June 30, 2007. These were the first financial results released since Eurand's initial public offering on May 16, 2007.

The Company also disclosed recent business and clinical developments related to its preparations for the commercial launch of its lead proprietary product candidate, Zentase, currently being developed for the treatment of exocrine pancreatic insufficiency (EPI), as well as an update on the Company's most advanced product candidates, both partnered and proprietary.

Gearoid Faherty, Chief Executive Officer of Eurand, commented, "The first half of 2007 has been an exceptional six months for Eurand. Most importantly, we announced the clinically and statistically significant results of our two Phase III studies on our lead product candidate, Zentase, and the commencement of registration studies on our lead collaboration project with GSK. We also began the process of building the U.S. sales and marketing organization for Zentase with the opening of our Philadelphia office and the recruitment of the initial members of our commercial team."

Mr. Faherty continued, "We also made progress on many other fronts including the growth of our established business through collaboration agreements with some of the world's leading pharmaceutical and biotechnology companies. We successfully completed an IPO, which allowed us to essentially eliminate our debt and increase our cash position in order to fuel our clinical initiatives and expand our research capabilities. We also made significant progress on many of our other development and co-development projects and look forward to updating investors on these projects in the near future."

PRODUCT DEVELOPMENT PIPELINE UPDATE:

ZENTASE (EUR-1008)

- On August 1, 2007, Eurand received IRB approval and subsequently activated the U.S. site for the gastrointestinal (GI) bioavailability study of Zentase. The Company expects to complete the study on schedule and finalize its NDA submission by the end of 2007, at which time it will request priority review from the Food and Drug Administration (FDA). Eurand initiated its rolling NDA submission in June 2007 and was granted fast-track designation by the FDA.

- On June 4, 2007, Eurand began the build-out of its Zentase sales and marketing team with the opening of offices in Philadelphia, Pennsylvania. The Company has hired the initial members of the Zentase commercial team and recruitment efforts are progressing on schedule. Eurand expects to launch Zentase in 2008.

- In April 2007, Eurand reported results from two Phase III studies of Zentase, showing a statistically and clinically significant improvement in the absorption of fat, protein and nutrients in patients suffering from EPI.

Zentase is a porcine-derived pancreatic enzyme replacement therapy used to treat EPI as associated with cystic fibrosis (CF), chronic pancreatitis and other conditions. The product is a highly stable formulation containing eight key enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions necessary for proper human digestion. To date, Zentase has demonstrated positive results in two Phase III trials, one pivotal trial, and a supportive trial in very young pediatric patients. We believe that the pediatric study was one of the first studies of its type and size conducted in such a young patient population in the United States.

EUR-1048 - Co-Development Product with GSK

- Eurand is co-developing a fast-dissolve formulation of an undisclosed GSK compound using the Company's Microcap(TM) taste-masking and AdvaTab(R) oral disintegrating tablet technologies. The Company could potentially receive milestone payments totaling up to $42 million. GSK expects to file an NDA in the fourth quarter of 2007, with anticipated product launch in late 2008. Under the agreement, Eurand will manufacture the product for GSK and receive royalty revenues.

EUR-1002 - Amrix(R) Cyclobenzaprine Product

- Eurand completed development of a new formulation of cyclobenzaprine hydrochloride (Amrix), a muscle relaxant, for ECR Pharmaceuticals. ECR received NDA approval for the product in February 2007 and we understand that the product launch plans remain on schedule for late 2007.

EUR-1000

- Eurand has developed an AB-rated generic to Inderal LA, licensed to Reliant Pharmaceuticals, for the treatment of hypertension and migraines. Reliant submitted an ANDA and review is currently in progress. If approved, a product launch could take place in 2008.

EUR-1025

- Eurand is currently developing a once-daily formulation of ondansetron, an anti-emetic typically used for cancer patients undergoing chemotherapy and/or radiotherapy or other post-surgical patients. The Company has started a healthy volunteer study to confirm the new formulation, with the results expected in early 2008. If the study is successful Eurand will evaluate the possibility of conducting a registration study and/or out-licensing the product.

EUR-1047

- On June 19, 2007, Eurand announced the termination of its development agreement with McNeil for EUR-1047. The product, which is a formulation of Benadryl(R), offers consumers clear advantages over existing formulations including taste masking and rapid release. Eurand is currently in discussions with a number of alternative partners regarding the continuing development of this innovative product. Termination of this development agreement will have no material impact on Eurand's 2007 or 2008 financial results.

Eurand has many additional product candidates in various earlier stages of development, both on a proprietary basis and for co-development partners.

Eurand signed two co-development agreements in the first six months of the year and is in discussions on a number of other potential agreements with multinational pharmaceutical companies for the development of products using Eurand's drug formulation technologies.

FIRST HALF 2007 FINANCIAL RESULTS:

Total revenues were (euro)43.7 million ($59.0 million) for the six months ended June 30, 2007, representing growth of approximately 6 percent at constant currency rates compared to the same period in 2006. Product sales were
(euro)37.5 million ($50.7 million), representing an increase of 6 percent at constant currency. Royalties were (euro)1.8 million ($2.5 million), representing a decrease of 9 percent at constant currency. The decrease in royalty revenues was due to unusually high royalties in first quarter 2006. Development fees were
(euro)4.3 million ($5.8 million) for the six months ended June 30, 2007, representing an increase of 20 percent at constant currency.

Research and development expenses were (euro)7.7 million ($10.4 million) for the six months ended June 30, 2007, representing a decrease of 6 percent at constant currency rates compared to the same period in 2006. The decrease was primarily due to lower clinical costs as the costs of the Zentase Phase III trials were incurred in 2006.

Selling, general and administrative expenses were (euro)9.2 million ($12.4 million) for the six months ended June 30, 2007, representing an increase of 40 percent at constant currency rates compared to the same period in 2006. This increase was primarily due to increased head count and other costs associated with the build-out of the sales and marketing infrastructure for Zentase, the costs of public company compliance, and legal costs relating to the ongoing litigation between Eurand and UCB.

Operating profit decreased to (euro)1.9 million ($2.5 million) for the six months ended June 30, 2007, from (euro)3.6 million in the same period in 2006 due to increased SG&A costs.

Financial expenses were (euro)1.6 million ($2.1 million) for the six months ended June 30, 2007, compared to (euro)3.8 million in the same period of 2006. The reduction in financial costs was mainly due to the repayment of debt, using proceeds resulting from the May 2007 IPO.

For the six months ended June 30, 2007, the Company reported net loss of
(euro)0.5 million ((euro)0.04 per share) or $0.6 million ($0.05 per share), based on weighted average shares outstanding of 12,835,416. Assuming the conversion of all of the Company's Series A and C preference shares into ordinary shares on January 1, 2007 rather than at the IPO date, pro-forma net loss was (euro)0.01 per share ($0.02 per share) based on weighted average shares outstanding of 38,628,882. For the six months ended June 30, 2006, the Company reported a loss of (euro)1.3 million. Lower financial costs as a result of debt repayment offset the reduction in operating profit.

In May 2007, Eurand completed its initial public offering of 7,000,000 shares of common stock at a price of $16 per share, for net proceeds to the Company of approximately $100 million after offering expenses.

The Company's financial position improved significantly as proceeds from the IPO were used to reduce gross debt from (euro)63.1 million to (euro)2.1 million (from $85.4 million to $2.9 million) while cash increased from (euro)5.8 million to (euro)20.1 million (from $7.8 million to $27.1 million).

Attached to this earnings press release are three tables:

     1. Selected consolidated statements of operations for the six months ended June 30, 2007 compared to the same period in 2006

     2. Selected consolidated statements of operations for the past six quarters

     3.   Selected balance sheet data

--------------------------------------------------------------------------------

This press release contains translations of euros into U.S. dollars at a convenience rate of 1.3520 U.S. dollars per euro, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2007.

Percentage variances quoted in "Constant Currency" represent the increase or decrease recomputed as if Euro/Dollar exchange rates had been the same in the six months ended June 30, 2007 as they were in the same period 2006. As a guide, average exchange rates were (euro)1=1.3297$ in 1H 2007, and (euro)1=1.2292/$ in 1H 2006

About Eurand
------------
Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2000 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two Phase III clinical trials on its lead product candidate, Zentase, for the treatment of exocrine pancreatic insufficiency (EPI) and filed the first segment of its rolling NDA for this product in June 2007. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

This certain statements made in this release, and oral statements made with respect to information contained in this release, may constitute forward-looking statements. Such forward-looking statements include those which express, plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. The words "potentially", "anticipates", "expects" and similar expressions will some times identify forward-looking statements. These statements include, but not limited to, those relating to our anticipated funding needs for the marketing of Zentase and other future operations and the scientific robustness of any of our products, our plans or our collaborators' plans for our NDA filing, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.



                       EURAND N.V. SELECTED FINANCIAL DATA


Selected Consolidated Statement of Operations Data
--------------------------------------------------


                                           Six months ended June 30,
                            ------------------------------------------------------------
                                  2007                 2007                  2006                        % Change
                                                                                                   in current   in constant
                                $'000(1)              (euro)'000           (euro)'000               currency      currency

Product sales                       $ 50,746               37,534                36,816                 2%            6%
Royalty income                       $ 2,455                1,816                 2,143               -15%          -10%
Development fees                     $ 5,837                4,317                 3,854                12%           20%
                            -----------------    -----------------     -----------------      ------------- -------------
Total revenues                      $ 59,038               43,667                42,813                 2%            6%
                            -----------------    -----------------     -----------------      ------------- -------------
Cost of goods sold                 $(33,188)             (24,547)              (23,712)                 4%            7%
R & D expenses                     $(10,412)              (7,701)               (8,379)                -8%           -6%
S G & A expenses                   $(12,426)              (9,191)               (6,793)                35%           40%
Amortization of                       $(485)                (359)                 (365)                -2%           -1%
intangibles
                            -----------------    -----------------     -----------------      ------------- -------------
Operating profit                     $ 2,527                1,869                 3,564               -48%          -35%
                            -----------------    -----------------     -----------------      ------------- -------------
Financial (income) expense          $(2,139)              (1,582)               (3,833)               -59%          N.M.
Income before taxes                    $ 388                  287                 (269)               N.M.          N.M.
Income taxes                        $(1,034)                (765)               (1,035)               -26%          N.M.
                            -----------------    -----------------     -----------------      ------------- -------------
Net Income                            $(646)                (478)               (1,304)               N.M.          N.M.
                            -----------------    -----------------     -----------------      ------------- -------------

Basic and diluted net                $(0.05)         (euro)(0.04)          (euro)(0.59)
loss per share
Weighted average number           12,835,416          12,835,416             2,216,608
of shares
Pro Forma Basic and              $(0.02) (2)         (euro)(0.01) (2)     (euro)(0.04) (3)
diluted net loss per share
Pro forma weighted             38,628,882(2)        38,628,882(2)        34,704,548(3)
average number of shares


(1) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.3520, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2007.

(2) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007 rather than at the IPO date.

(3) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares, as if this had occurred on January 1, 2006. There were no Series C preference shares during the six months ended June 30, 2006.


                 EURAND N.V. SELECTED FINANCIAL DATA - Continued
                 -----------------------------------------------

Selected Consolidated Balance Sheet Data
----------------------------------------

                                                   June 30, 2007                December 31, 2006
                                           $'000(1)            (euro)'000           (euro)'000

Cash and cash equivalents                 $ 27,122     (euro) 20,061             (euro)  5,810
Total assets                             $ 153,736           113,710                   102,946
Total debt                                 $ 2,878             2,129                    63,144
Total liabilities                         $ 37,267            27,564                    90,213
Series A redeemable preference                   -                 -                    26,844
shares
Series C redeemable preference                   -                 -                    23,000
shares
Total shareholders' equity               $ 116,469     (euro) 86,146            (euro) (37,111)
(deficit)

(1) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.3520, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2007.



                         EURAND N.V. SELECTED FINANCIAL DATA - Continued

          Selected Consolidated Statement of Operations Data for the Last Six Quarters


                                 (in (euro)000)

                         March 31,      June 30,       September 30,       December 31,        March 31,      June 30,
                           2006           2006              2006               2006               2007          2007

Product Sales            17,927         18,889            16,329             16,626            18,726          18,828
Royalties                 1,283            860               811                942               974             842
Development Fees          1,968          1,886             3,399              1,929             2,210           2,107
                          --------------------------------------------------------------------------------------------
Revenue                  21,178         21,635            20,539             19,497            21,890          21,777

Cost of Goods Sold      (11,138)       (12,574)          (12,610)           (11,236)          (12,555)        (11,992)
Research and
Development
expenses attributable
to development fees      (1,249)        (1,303)           (1,497)            (1,541)           (1,231)         (1,319)
Other research and
development expenses     (3,425)        (2,402)           (2,306)            (2,564)           (2,648)         (2,503)

Selling, general and
administrative costs     (3,235)        (3,558)           (3,751)            (4,242)           (4,481)         (4,710)
Other Expenses           --             --                   280                 74            --              --
Amortization of
Intangibles                (183)          (182)             (181)              (181)             (180)           (179)
                         -----------------------------------------------------------------------------------------------
Operating Income          1,948          1,616               474               (193)              795           1,074

Interest expenses, net   (1,876)        (1,936)           (1,970)            (1,479)           (1,228)           (474)
Foreign exchanges, net       38            (59)               32                  1                28              86
                         -----------------------------------------------------------------------------------------------
Loss before taxes           110            379            (1,464)            (1,671)             (405)            692

Income tax expense         (365)          (670)             (212)              (346)             (377)           (388)
                         ----------------------------------------------------------------------------------------------
Net loss                   (255)        (1,049)           (1,676)            (2,017)             (782)            304
                         ----------------------------------------------------------------------------------------------
                         ----------------------------------------------------------------------------------------------

                                    Exhibit 2

                             First Half 2007 Report


                                                                       EXHIBIT 2

                                TABLE OF CONTENTS


CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS............................2

   Index.......................................................................2

   Condensed Consolidated Balance Sheets.......................................3

   Condensed Consolidated Statement of Operations..............................5

   Condensed Consolidated Statements of Changes in Shareholders
   Equity (Deficit)............................................................6

   Condensed Consolidated Statements of Cash Flows.............................7

   Notes to Condensed Consolidated Financial Statements........................8

FORWARD-LOOKING STATEMENTS....................................................15

PRESENTATION OF FINANCIAL INFORMATION.........................................16

EXCHANGE RATE INFORMATION.....................................................17

OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................18

   Business Update............................................................18

   Results of Operations......................................................19

   Changes in Financial Position..............................................21

   Historical Net Income (Loss) per Share.....................................22

   Summary Financial Data.....................................................24

                                   EURAND N.V.



               CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                                      Index



Condensed Consolidated Balance Sheets as of June 30, 2007 and
December 31, 2006..............................................................2
Condensed Consolidated Statements of Operations for the six months ended
June 30, 2007 and 2006.........................................................4
Condensed Consolidated Statements of Changes in Shareholders' Equity for the
six months ended June 30, 2007 and 2006........................................5
Condensed Consolidated Statements of Cash Flows for the six months ended
June 30, 2007 and 2006.........................................................6
Notes to Condensed Consolidated Financial Statements...........................7



                                   EURAND N.V.

                      Condensed Consolidated Balance Sheets

                             (In thousands of Euros)





                                                                            June 30,         December 31, 2006
                                                                              2007               (Note 2)
                                                                           (Unaudited)
                                                                       -------------------- --------------------
Assets
Current Assets
Cash and cash equivalents                                                    20,061                5,810
Accounts receivable                                                          12,796               12,587
Inventories, net of valuation reserves (Note 3)                               8,977                7,655
Prepaid expenses and other current assets (Note 4)                            2,911                3,764
Deferred income taxes (Note 6)                                                  763                  858
                                                                       -------------------- --------------------
Total Current Assets                                                         45,508               30,674

Property, plant and equipment                                                94,031               93,866
Less: Accumulated depreciation                                              (56,845)             (53,984)
                                                                       -------------------- --------------------
                                                                             37,186               39,882

Goodwill                                                                     26,675               26,956
Other intangible assets, net of accumulated amortization of
 (euro)2,543 and (euro)2,402, respectively                                    3,608                3,976
Deferred income taxes (Note 6)                                                  664                  418
Other non current assets                                                         69                1,040

                                                                       -------------------- --------------------
Total assets                                                                113,710              102,946
                                                                       ==================== ====================


                         See accompanying notes to financial statements




                                   EURAND N.V.

                      Condensed Consolidated Balance Sheets

                  (In thousands of Euros, except share amounts)

                                                                    June 30,         December 31, 2006
                                                                       2007              (Note 2)
                                                                   (Unaudited)
                                                                ------------------  --------------------
Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt (Note 8)                                503               7,067
Short-term borrowings (Note 5)                                            507                 221
Accounts payable                                                        7,844               7,977
Income taxes payable (Note 6)                                             235                  38
Deferred income taxes (Note 6)                                             19                   -
Accrued expenses and other current liabilities (Note 7)                 9,079               9,941
                                                                ------------------  --------------------
    Total Current Liabilities                                          18,187              25,244

Long-term notes payable to shareholders (Note 8)                            -              30,105
Long-term debt from banks (Note 8)                                      1,119              25,751
Employees severance indemnities                                         4,612               4,781
Other non-current liabilities                                           1,962               2,393
Deferred income taxes (Note 6)                                          1,684               1,939
                                                                ------------------  --------------------
    Total Non-Current Liabilities                                       9,377              64,969

Series A redeemable preference shares convertible to ordinary               -
shares, none authorized at June 30, 2007 and 64,999,998 shares
authorized as of December 31, 2006 of which 32,487,940 issued                              26,844
and outstanding, par value (euro)0.01
Series C redeemable preference shares convertible to ordinary               -
shares, none authorized as of June 30, 2007 and 2 shares
authorized as of December 31, 2006 of which, all issued and                                23,000
outstanding, par value (euro)0.01.
Shareholders' Equity (Deficit)
Ordinary shares, authorized 65,000,000 shares, 43,864,092
and 2,339,686 issued and outstanding, as of June 30, 2007 and
December 31, 2006, respectively, with par value (euro)0.01                439                  23
Additional paid-in capital                                            129,363               5,848
Accumulated deficit                                                   (45,815)            (45,337)
Other comprehensive income                                              2,159               2,355
                                                                ------------------  --------------------
 Total Shareholders' Equity (Deficit)                                  86,146             (37,111)
                                                                ------------------  --------------------
Total Liabilities and Shareholders' Equity                            113,710             102,946
                                                                ==================  ====================

                 See accompanying notes to financial statements

                                       4





                                   EURAND N.V.

                 Condensed Consolidated Statement of Operations

           (In thousands of Euros, except share and per share amounts)



                                                                       For the six months ended
                                                                      June 30,             June 30,
                                                                        2007                 2006
                                                                     (unaudited)          (unaudited)

      Product sales                                                    37,534               36,816
      Royalties                                                         1,816                2,143
      Development fees                                                  4,317                3,854
                                                               -------------------- --------------------
      Revenues                                                         43,667               42,813

      Cost of goods sold                                              (24,547)             (23,712)
      Research  and   development   expenses   attributable  to
      development fees                                                 (2,550)              (2,552)
      Other research and development expenses                          (5,151)              (5,827)
      Selling, general and administrative costs                        (9,191)              (6,793)
      Amortization of intangibles                                        (359)                (365)
                                                               -------------------- --------------------
      Operating income                                                  1,869                3,564

      Interest expense, net                                            (1,696)              (3,812)
      Foreign exchange gain (loss), net                                   114                  (21)

                                                               -------------------- --------------------
      Income (loss) before taxes                                          287                 (269)

      Income tax expense                                                 (765)              (1,035)

                                                               -------------------- --------------------
      Net loss                                                           (478)              (1,304)
                                                               ==================== ====================

      Net loss per share:
      Basic and diluted net loss per share                        (euro)(0.04)          (euro)(0.59)
                                                               ==================== ====================
      Weighted average shares used to compute basic and               12,835,416           2,216,608
      diluted net loss per share
                                                               ==================== ====================


                                   See accompanying notes to financial statements





                                                  EURAND N.V.

                            Condensed Consolidated Statements of Changes in Shareholders Equity (Deficit)

                                   Six months ended June 30, 2007 and 2006

                                        (In thousands of Euros)

                                                                     Series B                            Other
                                                     Series B       Additional                        Comprehensive        Total
                                                     Ordinary        Paid-In         Accumulated          Income       Shareholders'
                                                      Shares         Capital           Deficit                             Equity
                                                ------------------------------------------------------------------------------------
As at December 31, 2005 (Note 2)                          22           5,913           (40,340)             832          (33,573)
                                                ------------------------------------------------------------------------------------
Comprehensive income:
 Net loss                                                                               (1,304)                           (1,304)
 Cumulative exchange translation adjustment                                                               1,218             1,218
 Change in market value of hedging instruments                                                              252               252
                                                                                                                     ---------------
Comprehensive income                                                                                                         166
Exercise of stock options                                  1                                                                   1
Stock option compensation                                                (61)                                                (61)
                                                ------------------------------------------------------------------------------------
As at June 30, 2006 (Unaudited)                           23           5,852           (41,644)           2,302          (33,467)
                                                ====================================================================================

                                                ------------------------------------------------------------------------------------
As at December 31, 2006 (Note 2)                          23           5,848           (45,337)           2,355          (37,111)
                                                ------------------------------------------------------------------------------------
Comprehensive loss:
 Net loss                                                                                 (478)                             (478)
 Cumulative exchange translation adjustment                                                                 325             325
 Disposal of hedging instruments                                                                           (521)           (521)
                                                                                                                     ---------------
Comprehensive loss                                                                                                          (674)
Conversion of Series A Preference shares into            325          26,519                                              26,844
32,487,940 ordinary shares
Conversion of Series C Preference shares
into 2,029,786                                            20          22,980                                              23,000
ordinary shares
Issue of 7,000,000 ordinary shares                        70          73,907                                              73,977
Exercise of stock options                                  1                                                                   1
Stock option compensation                                  -             109                                                 109
                                                ------------------------------------------------------------------------------------
As at June 30, 2007 (Unaudited)                          439         129,363           (45,815)           2,159           86,146
                                                         ===========================================================================

                              See accompanying notes to financial statements





                                   EURAND N.V.

                 Condensed Consolidated Statements of Cash Flows

                             (In thousands of Euros)



                                                                                        For the six months ended
                                                                                        June 30,           June 30,
                                                                                          2007               2006
                                                                                     (unaudited)         (unaudited)
Operating Activities
Net loss                                                                                    (478)            (1,304)
Adjustments to reconcile net loss to net cash provided by operating activities:
 Depreciation                                                                              3,520              3,869
 Amortization                                                                                359                365
 Non-cash interest expense                                                                   253              2,198
 Employees severance indemnities                                                             310                421
 Unrealized foreign exchange (gains) losses                                                  (92)               695
 Employee stock options                                                                      109                (61)
 Deferred income taxes                                                                        64                292
Changes in operating assets and liabilities:
 Accounts receivable                                                                        (312)             1,090
 Inventories                                                                              (1,384)              (713)
 Prepaid expenses and other current assets                                                   846               (300)
 Other non-current assets                                                                    308               (376)
 Accounts payable                                                                            (99)              (990)
 Accrued expenses and other current liabilities                                             (797)             2,465
Other non-current liabilities                                                               (887)               698
 Income taxes                                                                               (225)               255
 Other                                                                                         2                 90
                                                                                  ------------------ ------------------
Cash provided by operating activities                                                      1,497              8,695

Investing Activities
Purchases of property, plant and equipment                                                (1,247)                (720)
Cash from disposals of property, plant and equipment                                           -                  15
                                                                                  -------------------------------------
Cash used in investing activities                                                         (1,247)                (705)

Financing Activities
Proceeds from issue of Ordinary shares                                                    73,977                  -
Repayment of principal on long term notes payable to shareholders                        (30,105)                 -
Repayment of principal on long term debt                                                 (30,831)            (3,028)
Cash received on termination of interest rate swap                                           663                  -
Net changes in short term borrowings                                                         394             (3,122)
Cash received on exercise of stock options                                                     5                  1
                                                                                  ------------------ ------------------
Cash provided by (used in) financing activities                                           14,103             (6,149)
Effect of exchange rates on cash and cash equivalents                                      (102)                (38)
                                                                                  ------------------ ------------------
Increase in cash and cash equivalents                                                     14,251              1,802
Cash and cash equivalents at beginning of period                                           5,810              3,423
                                                                                  ------------------ ------------------
Cash and cash equivalents at end of period                                                20,061              5,225
                                                                                  ================== ==================
                              See accompanying notes to financial statements


                                   EURAND N.V.

              Notes to Condensed Consolidated Financial Statements

            (In thousands of Euros, except share and per share data)

1.   Description of Business and Basis of Presentation

Eurand N.V. is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand specializes in four areas: bioavailability enhancement of poorly soluble drugs, customized release, taste masking/fast-dissolving formulations, and drug targeting. Eurand is currently developing a pipeline of products based on its proprietary drug delivery technology. Eurand also works with pharmaceutical and biotechnology companies to develop enhanced forms of their existing products and development compounds.

Eurand is a global company with research, development and manufacturing facilities in Italy and the United States and an additional manufacturing facility in France. Although geographically diverse, Eurand considers itself to operate in one segment, specialty pharmaceuticals.

On May 16, 2007 Eurand consummated an initial public offering of 7,000,000 ordinary shares and the following day, Eurand's shares began trading on the NASDAQ public market.


2.   Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Eurand N.V. and its subsidiaries ("the Company") as of and for the six months ended June 30, 2007 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and Regulation S-X of the SEC, consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended December 31, 2006, except as discussed in Adoption of Accounting Standards below.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Adoption of New Accounting Standards

On January 1, 2007, the company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that must be met before a tax position can be recorded in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a material impact on the Company's results of operations and financial position at June 30, 2007 and for the six months then ended.

The Company has analyzed its filing positions in all tax jurisdictions with respect to FIN 48. As of January 1, 2007 the Company had no unrecognized tax benefits which would impact the Company's provision for income taxes and effective tax rate if reversed. The Company's policy is to classify any interest and penalties related to the underpayment of income taxes in its income tax expense. There were no such amounts recognized as of January 1, 2007 and June 30, 2007. The following tax years remain open in the Company's major jurisdictions:

         Italy                      2001 through 2006
         U.S. (Federal)             1999 through 2006
         France                     2002 through 2006
         Netherlands.               2002 through 2006
         Ireland                    2002 through 2006

As of June 30, 2007, there have been no material changes to the status of the Company's remaining open tax years.

The application of FIN 48 requires significant judgment in assessing the outcome of future tax examinations and their potential impact on the Company's estimated effective tax rate and the value of deferred tax assets.

In September 2006, the Financial Accounting Standards Board issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. As such, the company would be required to implement this standard no later than January 1, 2008. The company is currently evaluating the potential impact of adopting SFAS No. 157 on its consolidated financial statements.

On January 1, 2007, the company adopted the provisions of SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. The adoption of SFAS 158 did not have a material impact on the company's results of operations or financial position.

On June 14, 2007, the Emerging Issues Task Force affirmed its tentative conclusions on EITF 03-07, Accounting for Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF 07-3 will be effective for agreements entered into in fiscal years beginning after December 15, 2007. As such, the company would be required to implement this standard no later than January 1, 2008. The company is currently evaluating the potential impact of adopting EITF 07-3 on its consolidated financial statements but management does not anticipate any impact from its adoption.





3.       Inventories, net of valuation reserves
                                                           June 30,                 December 31,
                                                             2007                       2006
                                                          (unaudited)                 (note 2)
                                                   -------------------------- -------------------------
Raw materials                                                3,589                     2,849
Work in progress                                             2,387                     2,552
Finished goods                                               3,001                     2,254
                                                   -------------------------- -------------------------
                                                             8,977                     7,655
                                                   ========================== =========================

4. Prepaid expenses and other current assets

                                                           June 30,                 December 31,
                                                             2007                       2006
                                                          (unaudited)                 (note 2)
                                                   -------------------------- -------------------------
Deferred initial public offering costs                            -                         1,918
Prepayments                                                   1,379                         1,020
Refundable product registration costs                           876                             -
Recoverable amounts for income taxes                              -                           181
Recoverable amounts for other taxes                             656                           546
Deferred financing fees                                           -                            99
                                                   -------------------------- -------------------------
                                                              2,911                         3,764
                                                   ========================== =========================


Deferred initial public offering costs represent specific incremental costs relating to external counsel and professional advisors incurred at December 31, 2006 for the Company's initial public offering. These costs, together with further costs incurred in 2007, were offset against the additional paid-in capital from the proceeds of the initial public offering when the offering was consummated on May 16, 2007.


5. Short-Term Borrowings

Short term borrowings are as
follows:

                                             June 30,               December 31,
                                               2007                     2006
                                            (unaudited)               (note 2)
                                       ----------------------   ----------------
                                       ----------------------   ----------------
5% Euro denominated loan                         113                      221
Overdrafts                                       394                      -
                                       ----------------------   ----------------
                                                 507                      221
                                       ======================   ================


In addition to the above, the Company had unutilized lines of credit amounting to (euro)6,330. All lines of credit are callable on demand and are unsecured.

6. Income Taxes

The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the six months ended June 30, 2007 and 2006 are due to the effect of IRAP and the increase in the valuation allowance recorded on net operating losses incurred by certain of our subsidiaries. IRAP is a regional tax on productive activities of entities in Italy for which labor and interest expense are not deductible and has a statutory rate of 4.25%.



7.   Accrued Expenses and Other Current Liabilities

                                                                         June 30,              December 31,
                                                                     2007 (unaudited)              2006
                                                                                                 (note 2)
                                                                   ----------------------  ----------------------
Accrued expenses                                                            2,263                    1,915
Accrued initial public offering costs                                         400                    1,532
Deferred revenues                                                           1,189                    1,373
Accrued costs for termination of operating lease                              150                      150
Social Security and other contributions                                     1,092                    1,080
Taxes, other than income taxes                                                784                      811
Accrued employee compensation                                               3,201                    3,080
                                                                   ----------------------  ----------------------
                                                                            9,079                    9,941
                                                                   ======================  ======================

8.    Long-Term Notes Payable to Shareholders and Other Long-Term Debt

Long-Term Notes Payable to Shareholders

Long-term debt payable to shareholders, including accrued interest, consisted of the following:

                                             June 30,              December 31,
                                         2007 (unaudited)              2006
                                                                     (note 2)
                                      ----------------------- ------------------

Warburg Pincus                                        -                  29,876
Mr. Gearoid Faherty (CEO)                             -                     229
                                      ----------------------- ------------------
                                      ------------------------------------------
                                                      -                  30,105
                                      ======================= ==================


On May 29, 2007 the Company repaid the above debt and accrued interest thereon to affiliates of Warburg Pincus LLC (the Company's majority shareholders) and Gearoid Faherty (the CEO).


Long-Term Debt from Banks

Long-term debt payable to banks is as follows:

                                                                       June 30,             December 31,
                                                                         2007                   2006
                                                                      (unaudited)             (note 2)
                                                                  --------------------  ---------------------
Euribor +1.40% EUR denominated loan due 2011                              1,625                  1,875
5.87 % USD denominated credit facility due 2009                               -                 19,146
6.73 % USD denominated credit facility due 2010                               -                 12,038
                                                                  -------------------------------------------
                                                                          1,625                 33,059
Less :

                                       11


Deferred financing fees                                                      (7)                  (259)
Accrued interest                                                              4                     18
                                                                  --------------------  ---------------------
                                                                          1,622                 32,818
Amount due within one year, net of deferred  financing
fees of (euro)1 and (euro)134 respectively                                 (503)                (7,067)
                                                                  --------------------  ---------------------
                                                                          1,119                 25,751
                                                                  ====================  =====================


In April, 2007 the Company met certain criteria for the development of a new product which, under the terms of the loan agreement, reduced the interest rate on the EUR denominated loan due 2010 to Euribor +1.40% from Euribor +1.75%

On May 29, 2007, the Company, using proceeds from the Company's initial public offering on May 16, 2007, fully repaid debt outstanding under the Company's 5.87% and 6.73% U.S. dollar-denominated loans. In connection with the repayment of the debt under these loans, the lender released all liens and encumbrances related to the loan agreements on July 3, 2007. Following the loan repayments, the company also terminated an interest rate swap which had been used to fix the interest rates, in doing so the Company realized a gain of (euro)663.

At June 30, 2007, the outstanding principal amount is repayable as follows:

Year ended June 30,                                   (Unaudited)
 2008                                                     500
 2009                                                     500
 2010                                                     500
 2011                                                     125
                                              ----------------------
Total repayable principal                               1,625
                                              ======================

9.   Shareholders' Equity

Conversion of Series A preference shares

     Immediately prior to our initial public offering on May 16, 2007, the holders of the Series A preference shares exercised their rights, to convert all of the outstanding Series A preference shares of the Company to ordinary shares on a one-for-one basis. As a result, 32,487,940 Series A preference shares outstanding at that date were converted into 32,487,940 ordinary shares. The ordinary shares have one vote per share and a par value of (euro)0.01 per share. Subsequently, the Series A class of shares was cancelled.

Conversion of Series C preference shares

     On November 30, 2006, the Company entered into an agreement ("Loan Conversion Agreement") with its majority shareholder Warburg Pincus to convert
(euro)23,000 of the Company's outstanding debt with Warburg Pincus into two Series C redeemable preference shares. Subsequently on, May 22, 2007 concurrently with our initial public the offering and in accordance with the Loan Conversion Agreement, the holders of the Series C preference shares exercised their rights to convert the two outstanding Series C preference shares of the Company, including the related additional paid-in capital, into 2,029,786 ordinary shares. After this transaction the Series C class of shares was cancelled.

Initial Public Offering

     On May 16, 2007, the company consummated its initial public offering, issuing 7,000,000 ordinary shares, in return for proceeds of (euro)73,977, net of costs of underwriting, external counsel, professional advisors and similar IPO related costs which totaled (euro)3,539.

Stock options

     On April 27, 2007, in advance of our initial public offering, the Board of Directors of the Company approved grants of options to employees to become effective on the date of our IPO, with an exercise price equal to the IPO price. On May 16, 2007 the IPO price was set at $16.00. Stock option expenses are recognized in the financial statements when the Company and the employee have reached a mutual understanding of all the option terms and are expensed over the vesting period. The criteria for recognition were met for 325,000 options during the six months ended June 30, 2007. No options were granted during 2006.

     Option exercises were 6,680 and 125,599 for the six months ended June 30, 2007 and 2006 respectively.



10.  Commitments and Contingencies

     The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on the advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company's financial statements.

     In March 2004, the Company filed an action for, among other things, breach of contract and trade secret misappropriation against UCB (formerly Celltech
Inc), after UCB began to manufacture and sell Metadate CD, a product developed and manufactured by Eurand. The suit was initially filed in Ohio. In September 2006, due to significant court delays, the Company elected to voluntarily dismiss the action in Ohio and refile in the Western District of New York. Discovery is underway and, based on current information, the trial could take place in the first half of 2008. Based on management's assessment, the value of damages likely to be awarded in the event of a successful outcome could be material to the future results of operations, cash flows and financial positions of the Company. Any such compensation received will be recorded in the period in which it is realized. UCB has filed a counterclaim against the Company seeking both monetary and equitable relief. At the present time management is unable to determine the outcome of the litigation.

11. Per Share Information

In accordance with SFAS 128, Earnings per Share, the Company has reported both basic and diluted net loss per share. The computation of diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.

12. Geographic revenues

Revenues based on the country in which the recipient is resident, are as follows:

                                         Revenues
                                        (unaudited)
                           -----------------------------------------
                            Six Months Ended June 30,
                            -------------------------------------------
                            -----------------        ------------------
                                  2007                     2006
                            -----------------        ------------------
USA                                18,235                   20,217
Germany                             9,234                    8,435
United Kingdom                      4,405                    4,782
Japan                               3,254                    2,005
Italy                               2,188                    2,581
France                              1,292                    1,211
Switzerland                         1,217                    1,825
Canada                                884                      433
Spain                                 751                      414
South Africa                          398                      466
Netherlands                           188                        1
Other                               1,621                      443
                            -----------------        ------------------
                                   43,667                   42,813
                            =================        ==================


The Netherlands is the Company's country of domicile.

                           FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements. The forward-looking statements are contained primarily in the section entitled "Operating and Financial Review and Prospects". These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.

     Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: - the expected timing, progress or success of our preclinical and clinical development programs;

- the timing, costs and other limitations involved in obtaining regulatory approval for any of our product candidates;

- our ability to market, commercialize and achieve market acceptance for any of the product candidates that we are developing or may develop in the future, including the establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize Zentase(TM) (formerly EUR-1008), if approved;

- delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including our lead product candidate, Zentase(TM);

- the possibility the FDA may not remove existing Pancreatic Enzyme Products, or PEPs, from the U.S. market that do not receive approval for NDAs by the current April 2008 deadline;

-    our ability to continue to successfully manufacture our existing products;

- the potential advantages of our products or product candidates over other existing or potential products;

- our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates and products;

- our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

- the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

- our reliance on collaboration partners and licensees, whose actions we cannot control, to obtain and maintain regulatory approval for our products and product candidates, and to commercialize such products;

-    our ability to compete in the pharmaceutical industry;

- our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

-    the continuation of product sales by our collaborators and licensees;

- a loss of rights to develop and commercialize our products under our license and sublicense agreements;

-    a loss of any of our key scientists or management personnel;

- our estimates of market sizes and anticipated uses of our product candidates;

-    our estimates of future performance; and

- our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

     Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions as of the date of this report. You should read this report, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.


                      PRESENTATION OF FINANCIAL INFORMATION

     We prepared our financial statements included in this report in euro in accordance with U.S. GAAP. References to "U.S. dollars," "dollars," "U.S. $" or "$" in this prospectus are to the currency of the United States and references to "euro" or "(euro)" are to the single currency of the European Union.

                            EXCHANGE RATE INFORMATION

     We prepare our financial statements in euros. This report contains translations of euros into U.S. dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.3520 U.S. dollars per euro, defined by the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on June 30, 2007. No representation is made that the euro amounts referred to in this report could have been or could be converted into U.S. dollars at any particular rate or at all.

     Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.

     The following table sets forth information regarding the exchange rates of U.S. dollars per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

                                                U.S. dollar per euro
                                         ------------------------------------
                                                                       Period
                                         High      Low        Average    End

Six months ended June 30,
2006                                     1.2953   1.1860      1.2309   1.2779
2007                                     1.3660   1.2904      1.3300   1.3520

Three months ended
March 31, 2006                           1.2287   1.1860      1.2033   1.2139
June 30, 2006                            1.2953   1.2091      1.2576   1.2779
September 30, 2006                       1.2914   1.2500      1.2741   1.2687
December 31, 2006                        1.3327   1.2502      1.2898   1.3197
March 31, 2007                           1.3374   1.2904      1.3109   1.3374
June 30, 2007                            1.3660   1.3295      1.3484   1.3520

Month in 2007
February                                 1.3246   1.2933      1.3080   1.3230
March                                    1.3374   1.3094      1.3246   1.3374
April                                    1.3660   1.3363      1.3513   1.3660
May                                      1.3616   1.3419      1.3518   1.3453
June                                     1.3526   1.3295      1.3421   1.3520
July                                     1.3831   1.3592      1.3726   1.3711

-------------------------

Source: Federal Reserve Bank of New York

        On August 7, the closing rate was $1.3747 to (euro)1.00.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


You should read the following discussion and analysis in conjunction with our condensed consolidated financial statements and the related notes to our condensed consolidated financial statements and the other financial information appearing elsewhere in this report. We have supplemented the condensed consolidated financial statements with summary financial data at the end of this discussion. Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See "Forward-Looking Statements" for a discussion of these risks and uncertainties. Our reporting currency is euro. See "Exchange Rate Information" for more detailed information.



                                 Business Update

We recently disclosed business and clinical developments related to our lead proprietary product candidate, Zentase(TM), currently being developed for the treatment of exocrine pancreatic insufficiency (EPI), as well as an update on the Company's other most advanced partnered and proprietary product candidates.



ZENTASE(TM) (EUR-1008)

- On August 1, 2007, we received IRB approval and subsequently activated the U.S. site for the gastrointestinal (GI) bioavailability study of Zentase. We expect to complete the study on schedule so that we can finalize our NDA submission by the end of 2007, at which time we anticipate that we will request priority review from the Food and Drug Administration (FDA). We initiated our rolling NDA submission in June 2007 and were granted fast-track designation by the FDA.

- On June 4, 2007, we began the build-out of the Zentase sales and marketing team with the opening of offices near Philadelphia, Pennsylvania. We have hired the initial members of the Zentase commercial team and recruitment efforts are progressing on schedule. Eurand expects to launch Zentase in 2008.

- In April 2007, we reported results from two Phase III studies of Zentase, showing a statistically and clinically significant improvement in the absorption of fat, protein and nutrients in patients suffering from EPI.


Zentase(TM) is a porcine-derived pancreatic enzyme replacement therapy used to treat EPI as associated with cystic fibrosis (CF), chronic pancreatitis and other conditions. The product is a stable formulation containing eight enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions necessary for proper human digestion. To date, Zentase has demonstrated positive results in two Phase III trials, one pivotal trial, and a supportive trial in very young pediatric patients. We believe that the pediatric study was one of the first studies of its type and size conducted in such a young patient population in the United States.

EUR-1048 - Co-Development Product with GSK

- We are co-developing a fast-dissolve formulation of an undisclosed GSK compound using our Microcap(R) taste-masking and AdvaTab(R) oral disintegrating tablet technologies. The Company could potentially receive milestone payments totaling up to $42 million. GSK expects to file an

NDA in the fourth quarter of 2007, with anticipated product launch in late 2008. Under the agreement, we will manufacture the product for GSK and receive royalty revenues.


EUR-1002 - Amrix(R) Cyclobenzaprine Product

- We completed development of a new formulation of cyclobenzaprine hydrochloride (known as Amrix), a muscle relaxant, for ECR Pharmaceuticals. ECR received NDA approval in February 2007, with anticipated product launch in late 2007.

EUR-1000

- We have developed an AB-rated generic to Inderal LA, licensed to Reliant Pharmaceuticals, for the treatment of hypertension and migraines. Reliant submitted an ANDA and review is currently in progress. If approved, Reliant anticipates product launch in 2008.

EUR-1025

- We are currently developing a once-daily formulation of ondansetron, an anti-emetic typically used for cancer patients undergoing chemotherapy and/or radiotherapy or other post-surgical patients. We have started a healthy volunteer study to confirm the new formulation, with the results expected in early 2008. If the study is successful we will evaluate the possibility of conducting a registration study and/or out-licensing the product.

EUR-1047

- On June 19, 2007, we announced the termination of our development agreement with McNeil for EUR-1047. We are currently in discussions with a number of alternative partners regarding the continuing development of this product. Termination of this development agreement will have no material impact on Eurand's 2007 or 2008 financial results.

Eurand has a number of additional proprietary and partnered product candidates in various earlier stages of development. Eurand signed two co-development agreements in the first six months of the year and is in discussions on a number of other potential agreements with pharmaceutical companies for the development of products using Eurand's drug formulation technologies.



                              Results of Operations

This section discusses our operating results, for which you should make reference to our summary financial data provided at the end of this section.

The following table shows how revenues for the six months ended June 30, 2006 changed compared to the same period in 2006.



                                                              Six months ended June 30,
                                     ------------------  -------------------   -----------------------------------
                                           2007                 2006            Increase (decrease) compared to
                                        (unaudited)         (unaudited)                   prior period
                                     ------------------  -------------------   -----------------------------------
                                                       (euros in thousands, except percentages)
Product sales                                37,534             36,816                  718                   2.0%
Royalty income                                1,816              2,143                 (327)                -15.3%
Development fees                              4,317              3,854                  463                  12.0%
                                     ------------------  -------------------   ------------------  ---------------
Revenues                                     43,667             42,813                  854                   2.0%
                                     ==================  ===================   ==================  ===============


Revenues. Our revenues were (euro)43.7 million for the six months ended June 30, 2007, compared to (euro)42.8 million for the same period in 2006, an increase of
(euro)854,000 or approximately 2%. This growth would, however, have been 6% year on year had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately (euro)1.8 million for the six months ended June 30, 2007.

Our products sales were (euro)37.5 million for the six months ended June 30, 2007, an increase of (euro)718,000 or 2% compared to the same period in 2006. The increase in product sales growth would have been (euro)2.1 million or approximately 6% if currency effects worth (euro)1.3 million were excluded. The increase was due to growth from a number of products which offset a decrease of sales of Pancreatin, a pancreatic enzyme product, or PEP, which is our largest product in terms of revenue. The decrease in sales of Pancreatin was due to (i) above trend purchases by a large customer in the first six months of 2006, (ii) the withdrawal of certain versions of the product by another customer and (iii) negative foreign exchange effects.

Our royalties were (euro)1.8 million for the six months ended June 30, 2007 compared to 2.1 million for the same period in 2006, representing a decrease of
(euro)327,000 or 15% due primarily to unusually high Pancreatin royalties in the first three months of 2006.

Our development fees were (euro)4.3 million for the six months ended June 30, 2007 compared to (euro)3.9 million for the same period in 2006 representing an increase of approximately (euro)463,000 or 12%. The reported increase excludes foreign exchange effects without which the increase would have been
(euro)767,000 or 20%, this increase is mostly explained by success milestones earned in the period.

Cost of Goods Sold. Our cost of goods sold was (euro)24.5 million for the six months ended June 30, 2007 compared to (euro)23.7 million for the same period in 2006, representing an increase of (euro)835,000 or approximately 4%. The increase was higher than the increase in product sales, primarily due to sales mix since sales of Pancreatin products, which declined, have a lower cost of goods sold relative to other products which had increased sales.

Research and  Development  Expenses.  Research  and  development  expenses  were
(euro)7.7  million  for the six months  ended  December  31,  2007  compared  to
(euro)8.4  million  for the same  period in 2006,  representing  a  decrease  of
(euro)678,000 or approximately 8%. This decrease was primarily due to lower costs of clinical trials and pre-clinical studies relating to our internal product development pipeline.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were (euro)9.2 million for the six months ended June 30, 2007 compared to (euro)6.8 million for the same period in 2006, representing an increase of (euro)2.4 million or approximately 35%. This increase was primarily due to:
- the build out of new Pancreatin sales force including new hires in selling and marketing;
- higher legal costs, primarily related to ongoing litigation between the company and UCB; and
- costs associated with being a public company, including legal advisory and costs related to the Sarbanes-Oxley Act.

Financial Expense. Net financial expense was (euro)1.7 million for the six months ended June 30, 2007 compared to (euro)3.8 million for the same period in 2006, representing a decrease of approximately (euro)2.1 million or approximately 56%. This decrease resulted primarily due to:

- the conversion of (euro)23.0 million of long term notes payable to shareholders into series C preference shares on November 30, 2006;

- the use of proceeds from our initial public offering to repay (euro)30.1 million (as of December 31, 2006) of unsecured notes payable to shareholders and (euro)31.2 million (as of December 31, 2006) of debt outstanding under our long-term loan agreements with Barclays P.l.c.; and

- the termination of an interest rate swap as a result of the payoff of our long-term loan agreements, in which we realized a gain because interest rates had risen since the inception of the swap.

Taxes.  For the six months  ended June 30,  2007,  we recorded  income  taxes of
(euro)765,000 on a pre-tax profit of (euro)287,000. Our tax expenses do not correlate directly with our profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss in the period. In the six months ended June 30, 2006, we recorded income taxes of approximately
(euro)1.0 million on a pre-tax loss of (euro)269,000 for the same reasons.

Net Income (Loss) per Share. Our basic and diluted net loss per share ("EPS") under US GAAP was (euro)0.04 and (euro)0.59 per share in the six months ended June 30, 2007 and 2006 respectively. This was primarily due to the increase in the weighted average number of shares used to compute EPS (increased from 2.2 million in the six months ended June 30, 2006 to 12.8 million for the same period in 2007), and secondarily due to the reduction in the net loss, (reduced from (euro)1.3 million in the six months ended June 30, 2006 to (euro)478,000 for the same period in 2007).

                          Changes in Financial Position

Cash  and  cash  equivalents.  Cash  and  cash  equivalents  were  approximately
(euro)20.1 million on June 30, 2007 compared to (euro)5.8 million as at December 31, 2006. Our cash and cash equivalents were increased by proceeds from our initial public offering of approximately (euro)74.0 million, net of costs related to underwriters and professional advisors, however this increase was partially offset by debt repayments of approximately (euro)60.9 million.

Total Debt. Our total debt decreased from (euro)63.1 million on December 31, 2006 to to (euro)2.1 million on June 30, 2007 as we used the proceeds from our initial public offering to repay all (euro)30.1 million of our debt payable to shareholders and (euro)30.8 million of bank debt. Repayment of our bank debt caused the bank to release us from all pledges we had made on property and shares in our subsidiary companies.

Total shareholders' equity (deficit). Our shareholders' equity increased from a deficit of (euro)37.1 million on December 31, 2006 to a positive balance of
(euro)86.1 million on June 30, 2007 as a result of our initial public offering and related transactions. In addition to the receipt of net proceeds of
(euro)74.0 million from the initial public offering itself we also converted all of our Series A and Series C preference shares into ordinary shares. Series A and Series C preference shares had not been included in shareholders' equity because they were redeemable at the request of the shareholder.

                     Historical Net Income (Loss) per Share

A large increase in the number of our ordinary shares in conjunction with our initial public offering ("IPO") on May 16, 2007 has reduced the comparability of net income and net loss per share data for investors. In order to show more comparable per share information we have included in the summary financial data pro forma net income (loss) per share data in addition to the same US GAAP measures for the each of the three month periods between January 1, 2006 and June 30, 2007.

Net Income (Loss) Per Share under US GAAP. Under US GAAP, the shares used in computing our EPS comprise only our ordinary shares for basic EPS and, where they are dilutive, employee stock options with an exercise price below the average share price for the period (there were approximately 2.7 million of these options in the three months ended June 30, 2007). On January 1, 2006 there were approximately 2.2 million ordinary shares issued and outstanding. This figure increased due to the exercise of employee stock options, such that there were approximately 2.4 million ordinary shares issued and outstanding immediately prior to our IPO on May 16, 2007. Before our IPO ordinary shares were referred to under our by-laws as Series B ordinary shares, in order to distinguish them from other classes of shares (namely, Series A preference shares and Series C preference shares). Since these other classes of shares were redeemable at the request of the shareholders, we excluded them from both shareholders equity and from our EPS computations.

On May 16, 2007, the date of our IPO, we issued additional ordinary shares which increased the earnings per share as follows:

- 32.5 million ordinary shares were issued on conversion of all outstanding Series A preference shares on a 1-for-1 basis. This increased the weighted average number of shares used in computing basic and diluted EPS for the three months ended June 30, 2006 by approximately 16.4 million since the new shares were outstanding for approximately half of the period.

- 2.0 million ordinary shares were issued on conversion of all outstanding Series C preference share, based on a notional value for the Series C preference shares and the IPO price. This increased the weighted average number of shares used in computing basic and diluted EPS for the three months ended June 30, 2006 by approximately 1.0 million since the new shares were outstanding for approximately half of the period.

- 7.0 million ordinary shares were issued our IPO. This increased the weighted average number of shares used in computing basic and diluted EPS for the three months ended June 30, 2006 by approximately 3.5 million since the new shares were outstanding for approximately half of the period.

Pro Forma Net Income (Loss) Per Share. We have included in the summary financial data in this report pro forma net income (loss) per share information, in order to facilitate historical comparisons. The pro forma figures use the same net income or loss for the period (i.e. the same numerator) as US GAAP. However the number of shares for each of the periods presented has been adjusted to take account of the Series A and Series C preference shares issued and outstanding during the period.

The Series A shares were all issued and outstanding prior to the first period presented in our summary financial data. The series C preference shares were issued on November 30, 2006 when our principal shareholder converted (euro)23.0 million of debt, bearing interest at 8% per year, in return for the Series C preference shares. The decrease in interest expense on the (euro)23.0 million of debt, included in net loss (the numerator) after November 30, 2006, coincides with the increase in the pro forma number of shares (the denominator).

The pro forma adjustments assume that:

- the Series A preference shares were converted into 32,487,940 ordinary shares at the beginning of each of the periods presented, and that
- the Series C preference shares were converted into 2,029,786 ordinary shares on November 30, 2006;
 rather than on May 16, 2007, as actually occurred in conjunction with our IPO.

 The table below shows the effect of these adjustments.



                                                                      Three Months Ended
                                             March 31,   June 30,    September   December   March 31,    June 30,
                                               2006       2006        30, 2006   31, 2006     2007         2007
                                           (unaudited) (unaudited)  (unaudited) (unaudited) (unaudited) (unaudited)
Shares used in computing basic net income    2,215,087   2,218,130   2,339,686   2,339,686  2,339,686  23,331,146
(loss) per share under US GAAP
Effect of conversion of Series A
preference shares into 32,487,940
ordinary shares at the beginning of the     32,487,940  32,487,940  32,487,940  32,487,940  32,487,940 16,065,465
period rather than on May 16, 2007

Effect of conversion of Series C preference
shares into 2,029,786 ordinary shares on
November 30, 2006 rather than
on May 16, 2007                                      -           -           -     706,013  2,029,786   1,003,740
                                            ----------- ----------- ----------- ----------- ---------- -----------
Shares used in computing pro forma basic    34,703,027  34,706,070  34,827,626  35,533,639  36,857,412 40,400,351
net income (loss) per share

Net income (loss), pro forma and US GAAP    (e)(255)   (e)(1,049)    (e)(1,676)   (e)(2,017)  (e)(782)    (e)304

Basic net income (loss) per share, US GAAP  (e)0.12)   (e)(0.47)     (e)(0.72)    (e)(0.86)   (e)(0.33)   (e) 0.01
Pro forma basic net income (loss) per
share                                       (e)0.01)   (e)(0.03)     (e)(0.05)    (e)(0.06)   (e)(0.02)   (e) 0.01
                                            =========== =========== =========== =========== ========== ===========




                                             Summary Financial Data

Summary Consolidated Statement of Operations Data
-------------------------------------------------

                                                                  Six months ended June 30,
                                                 -------------------------------------------------------------
                                                      2007                  2007                  2006
                                                  (unaudited)            (unaudited)           (unaudited)
                                                   $'000(1)              (euro)'000             (euro)'000
Product sales                                         50,746               37,534                36,816
Royalty income                                         2,455                1,816                 2,143
Development fees                                       5,837                4,317                 3,854
                                                 ------------    -----------------     -----------------
Total revenues                                        59,038        (euro) 43,667         (euro) 42,813
                                                 ------------    -----------------     -----------------
Cost of goods sold                                   33,188)             (24,547)              (23,712)
R & D expenses                                       10,412)              (7,701)               (8,379)
S G & A expenses                                     12,426)              (9,191)               (6,793)
Amortization of intangibles                            (485)                (359)                 (365)
                                                 ------------    -----------------     -----------------
Operating profit                                     $ 2,527         (euro)1,869          (euro) 3,564
                                                 ------------    -----------------     -----------------
Financial expense, net (4)                           (2,139)              (1,582)               (3,833)
Income before taxes                                   $ 388                  287                 (269)
Income taxes                                         (1,034)                (765)               (1,035)
                                                 ------------    -----------------     -----------------
Net Income                                            $(646)         (euro) (478)        (euro) (1,304)
                                                 ------------    -----------------     -----------------
                                                 ------------    -----------------     -----------------

Basic and diluted net loss per share                  $(0.05)     (euro)(0.04)             (euro)(0.59)
Weighted average number of shares                  12,835,416      12,835,416                2,216,608
Pro Forma Basic and diluted net loss per share    $(0.01) (2)     (euro)(0.01) (2)         (euro)(0.04)(3)
Pro forma weighted average number of shares     43,859,651(2)      43,859,651(2)            34,704,548(3)

 _______________________

(1) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.3520, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2007.

(2) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007 rather than on the date of our initial public offering on May 22, 2007.

(3) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares, as if this had occurred on January 1, 2006. There were no Series C preference shares during the six months ended June 30, 2006.

(4) Financial expense is derived by adding interest income (expense) and foreign exchange gains (losses).


Summary Consolidated Balance Sheet Data
---------------------------------------

                                                        As of June 30,
                                                        2007 (unaudited)             As of December 31, 2006
                                                --------------------------------     -------------------------
                                                    $'000(1)     (euro)'000         (euro)'000
Cash and cash equivalents                             $ 27,122    (euro) 20,061     (euro)5,810
Total assets                                           153,736     113,710          102,946
Total debt                                               2,878       2,129           63,144
Total liabilities                                       37,267      27,564           90,213
Series A redeemable preference shares                        -           -           26,844
Series C redeemable preference shares                        -           -           23,000
Total shareholders' equity (deficit)                 $ 116,469    (euro) 86,146      (euro) (37,111)

 ----------------------------

(1) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.3520, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2007.

                                       24



Summary Financial Data - Continued

Summary Consolidated Statement of Operations Data for the Last Six Quarters (unaudited)
---------------------------------------------------------------------------------------

                                                                      Three months ended
                                        March 31,      June 30,     September     December     March 31,      June 30,
                                           2006          2006        30, 2006     31, 2006        2007          2007
                                       (unaudited) (unaudited)     (unaudited)  (unaudited)   (unaudited)    (unaudited)
                                                   (euros, in thousands except share and per share amounts)

Product sales                             17,927        18,889        16,329        16,626       18,706        18,828
Royalties                                  1,283           860           811           942          974           842
Development fees                           1,968         1,886         3,399         1,929        2,210         2,107
                                       ------------- ------------- ------------- ------------ ------------- -------------
Revenues                                  21,178        21,635        20,539        19,497       21,890        21,777

Cost of goods sold                       (11,138)      (12,574)      (12,610)      (11,236)     (12,555)      (11,992)
Research and development expenses         (1,249)       (1,303)       (1,497)       (1,541)      (1,231)       (1,319)
attributable to development fees
Other research and development            (3,425)       (2,402)       (2,306)       (2,564)      (2,648)       (2,503)
expenses
Selling, general and administrative       (3,235)       (3,558)       (3,751)       (4,242)      (4,481)       (4,710)
costs
Other expenses                                 -             -           280            74            -             -
Amortization of intangibles                 (183)         (182)         (181)         (181)        (180)         (179)
                                       ------------- ------------- ------------- ------------ ------------- -------------
Operating income                           1,948         1,616           474          (193)         795         1,074

Interest expense, net                     (1,876)       (1,936)       (1,970)       (1,479)      (1,228)         (468)
Foreign exchange gains, net                   38           (59)           32             1           28            86

                                       ------------- ------------- ------------- ------------ ------------- -------------
Loss before taxes                            110          (379)       (1,464)       (1,671)        (405)          692

Income tax expense                          (365)         (670)         (212)         (346)        (377)         (388)

                                       ------------- ------------- ------------- ------------ ------------- -------------
Net income (loss)                           (255)       (1,049)       (1,676)       (2,017)        (782)          304
                                       ============= ============= ============= ============ ============= =============

Per share information:
Net income (loss) per share:
         Basic                          (euro)(0.12)   (euro)(0.47)   (euro)(0.72) (euro)(0.86)  (euro)(0.33)   (euro) 0.01
         Diluted                        (euro)(0.12)   (euro)(0.47)   (euro)(0.72) (euro)(0.86)  (euro)(0.33)   (euro) 0.01
Shares used in computing net income (loss) per share:
         Basic                            2,215,087     2,218,130     2,339,686    2,339,686     2,339,686    23,331,146
         Diluted                          2,215,087     2,218,130     2,339,686    2,339,686     2,339,686    26,011,519

Pro forma per share information Pro forma net income (loss) per share:
         Basic                          (euro)(0.01)   (euro)(0.03)   (euro)(0.05) (euro)(0.06)  (euro)(0.02)   (euro)0.01
         Diluted                        (euro)(0.01)   (euro)(0.03)   (euro)(0.05) (euro)(0.06)  (euro)(0.02)   (euro)0.01
Shares used in computing pro forma net income (loss) per share:
         Basic                           34,703,027    34,706,070    34,827,626   35,533,639    36,857,412    40,400,351
         Diluted                         34,703,027    34,706,070    34,827,626   35,533,639    36,857,412    43,080,725
                                       ============= ============= ============= ============ ============= =============


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  August 9, 2007                          EURAND N.V.



                                                By:  /s/ Mario P. Crovetto
                                                     ---------------------------
                                                      Mario P. Crovetto
                                                      Chief Financial Officer